

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

July 27, 2006

Mr. John J. Gallagher III
Chief Financial Officer
Celanese Corporation
1601 West LBJ Freeway
Dallas, TX 75234

      RE: Form 10-K for the year ended December 31, 2005
              Form 10-Q for the quarter ended March 31, 2006
              File Nos. 1-32410 and 333-122587-18

Dear Mr. Gallagher:

    We have reviewed your response letter dated July 14, 2006 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.

Management's Discussion and Analysis

Selected Data by Business Segment, page 68

2. We note your response to prior comment 2. Given that the segment total of net sales,
   special (charges) gains, operating profit (loss), earnings (loss) from continuing
   operations before tax and minority interests, and depreciation and amortization does
   not agree to the amounts presented on your financial statements, we continue to
   believe these amounts constitute non-GAAP financial measures. We encourage you
   to continue disclosing selected data by business segment in MD&A in a similar
   manner, with the exception of your presentation of Segment Total lines items. The
   Segment Total line items should either be removed from your selected data by
   business segment, or you should provide the disclosures required by Item 10(e) of
   Regulation S-K.   Refer to Question 21 of our FAQ Regarding the Use of Non-GAAP
   Financial Measures dated June 13, 2003.

Liquidity and Capital Resources

Covenants, page 98

3. We note your response to prior comment 3. Your response indicates that you believe
   information about your covenants is material to an investor's understanding of your
   financial condition and/or liquidity. We continue to believe that reconciliations
   should be provided in order for investors to understand how these debt covenants are
   calculated. For example, for the Minimum Adjusted EBITDA to cash interest ratio,
   we would expect you to provide a reconciliation of Minimum Adjusted EBITDA to
   net earnings (loss) calculated in accordance with GAAP and as presented on your
   statements of operations as well as a reconciliation of cash interest to interest expense
   calculated in accordance with GAAP and as presented on your statements of
   operations. Please revise your disclosures.

Contractual Obligations, page 100

4. We note your response to prior comment 4. Please show us in your supplemental
   response what your revised table of contractual obligations will look like with the
   addition of estimated interest payments on your debt, including your disclosure of
   assumptions you used.

Item 9A. Controls and Procedures, page 116

5. We note your response to prior comment 5. You state that you concluded that this
   significant deficiency did not preclude your from determining that you had effective
   disclosure controls and procedures as of December 31, 2005 and March 31, 2006.

Your response did not indicate how you were able to reach this conclusion in light of the significant deficiency. Please expand your disclosure as previously requested.

Financial Statements

Statements of Operations, page F-4

6. We note your response to prior comment 7. The following are the most common definitions from Merriam-Webster's dictionary for the word special:
    - distinguished by some unusual quality;
    - readily distinguishable from others of the same category;
    - unique; and
    - being other than usual.

    Also, note that unusual is part of the definition of special. It remains unclear how you determined it was appropriate to characterize these amounts as special given that they have been recorded in multiple periods. Please advise or revise.

Notes to Financial Statements

Note 4. Summary of Accounting Policies

Earnings Per Share, page F-23

7. We note your response to prior comment 12. Please provide us with your earnings per share calculations using the two class method for the year ended December 31, 2005. If the amounts are different from those currently presented, please also revise your presentation accordingly. Refer to paragraphs 60 and 61 of SFAS 128 and EITF 03-6.

Note 10. Investments

Cost Investments, page F-32

8. We note your response to prior comment 14. We remind you that paragraph 3 of FIN No. 35 states that evidence that an investor owning 20 percent or more of the voting stock of an investee may be unable to exercise significant influence over the investee's operating and financial policies requires an evaluation of all the facts and circumstances relating to the investment. The presumption that the investor has the ability to exercise significant influence over the investee's operating and financial policies stands until overcome by predominant evidence to the contrary. Please further advise how you were able to overcome this presumption for each investment in which you own 20 percent or more of the voting stock. For your investment in Ibn Sina, you state that you control two of the eight board seats; please advise how you determined this representation on the board of directors does not enable you to

exercise significant influence. Please address the following for each entity in which you own 20 percent or more of the voting stock and account for under the cost method:

- Please tell us whether you have any representation on the entity's board of directors or have representation in any other management capacity;
- Please tell us whether you have made any other form of investments in the entity, including investments in preferred stock or debt securities;
- Please tell us whether you have any voting rights, veto rights, and other protective and participating rights as discussed in EITF 96-16;
- Please tell us what participation you have in the policy making processes of the entity;
- Please tell us whether you have any obligation to provide financing for the entity; and
- Please tell us whether you have dealt with any opposition by the investee or from other significant investors in the investee, such as litigation or complaints to governmental regulatory authorities.

Note 25. Commitments and Contingencies

9. We note your response to prior comment 16. Please tell us the amount accrued as of December 31, 2005 related to the asbestos cases as well as how you determined that this amount is not material. Please show us in your supplemental response the additional disclosures you plan to provide in accordance with SAB Topic 5:Y.

FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2006

General

10. Please address the above comments in your interim filings as well.

CELANESE HOLDINGS LLC

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

General

11. Please address the comments above, as applicable, to Celanese Holdings LLC.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief